                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            BREAKAWAY SOLUTIONS, INC.
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                                (Name of Issuer)

                   Common Stock, $0.000125 Par Value Per Share
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                         (Title of Class of Securities)

                                   105372 10 5
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                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
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                      SCP Private Equity Partners II, L.P.
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                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                                 Wayne, PA 19087
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                                  610-251-5082

                                 August 29, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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CUSIP No. 105372 10 5                                               Page 2 of 8
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         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 105372 10 5                                               Page 3 of 8
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    1.     NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                SCP Private Equity Partners II, L.P.
                23-3037972
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS
           Not applicable.
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |   0
Beneficially   |_____|________________________________________________________
  Owned By     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |   57,824,960
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |   57,824,960
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          57,824,960
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          53.0%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
_____________________________________________________________________________

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CUSIP No. 105372 10 5                                               Page 4 of 8
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    1.     NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                SCP Private Equity II, LLC
                23-3047235
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |   0
Beneficially   |_____|________________________________________________________
  Owned By     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |   57,824,960
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |   57,824,960
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          57,824,960
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          53.0%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
_____________________________________________________________________________

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CUSIP No. 105372 10 5                                               Page 5 of 8
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         This Amendment No. 3 to Schedule 13D relates to a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on February 26, 2001 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on April 16, 2001 and Amendment No. 2 to Schedule 13D filed with the SEC on August 8, 2001. This Amendment No. 3 amends and supplements Amendment No. 2. Information contained in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2.

Item 1.  Security and Issuer

         This Amendment No. 3 relates to an assignment by SCP to ICG Holdings, Inc. ("ICG") of a one-third interest in SCP's warrant, dated July 3, 2001 (the "Warrant") to purchase up to 20,000 shares of the Issuer's Series A Preferred Stock, $.0001 par value per share (the "Series A Preferred"), which is initially convertible into 2,000,000 shares of the Issuer's Common Stock, par value per share, $0.000125 per share (the "Common Stock). Pursuant to the assignment, ICG has a right to purchase 6,667 shares of Series A Preferred, which is initially convertible into 666,700 shares of Common Stock.

Item 4.  Purpose of Transaction

         On August 29, 2001 SCP entered into the Indemnification Agreement with ICG, Internet Capital Group, Inc. ("ICGI") and the Issuer (the "Indemnification Agreement"), which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference. Under the Indemnification Agreement, ICG has agreed to indemnify SCP with respect to one-third of any loss or liability SCP may suffer as a result of its execution and delivery of the Guaranty. As consideration for such indemnification, SCP assigned a one-third interest in the Warrant to ICG, which entitles ICG to purchase up to 6,667 shares of the Series A Preferred Stock.

         On August 29, 2001, ICG and ICGI entered into a letter agreement with SCP and the Issuer (the "Letter Agreement"), which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference. Under the Letter Agreement, subject to certain specified exceptions, ICG and ICGI waived and terminated all rights, duties and benefits owed to or enjoyed by either of them under any and all contracts, arrangements, understandings, relationships or other bases by and between ICGI and/or ICGH with SCP by which (i) ICGI and/or ICGH have or share voting power or investment power over any equity security of the Issuer that is owned by SCP and (ii) SCP has or shares voting power or investment power over any equity security of the Issuer that is owned by ICGH or ICGI.

         Except as set forth herein and in the Schedule 13D, Amendment No. 1 and Amendment No. 2, none of the Reporting Persons, the General Partner nor any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4.


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CUSIP No. 105372 10 5                                               Page 6 of 8
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Item 5.  Interest in the Securities of the Issuer

         (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 57,824,960 shares of Common Stock (or 53.0% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described in Item 4, and as set forth in the Schedule 13D, Amendment No. 1 and Amendment No. 2 there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

         The following documents are filed as exhibits to this Amendment No. 3:

         1. Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

         2. Indemnification Agreement, dated August 29, 2001, by and between ICG Holdings, Inc., Internet Capital Group, Inc., SCP Private Equity Partners II, L.P. and Breakaway Solutions, Inc.

         3. Letter Agreement, dated August 29, 2001, by and between ICG Holdings, Inc., Internet Capital Group, Inc., SCP Private Equity Partners II, L.P. and Breakaway Solutions, Inc.



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CUSIP No. 105372 10 5                                               Page 7 of 8
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SCP Private Equity Partners II, L.P.

                         By: SCP Private Equity II General Partner, L.P.,
                             the General Partner

                         By: SCP Private Equity II, LLC,
                             its Manager

                         By:    /s/ Wayne B. Weisman
                                ------------------------------------------
                         Name:  Wayne B. Weisman
                                ------------------------------------------
                         Title: Manager
                                ------------------------------------------


                       SCP Private Equity II, LLC

                         By:    /s/ Wayne B. Weisman
                                ------------------------------------------
                         Name:  Wayne B. Weisman
                                ------------------------------------------
                         Title: Manager
                                ------------------------------------------




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CUSIP No. 105372 10 5                                               Page 8 of 8
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                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

Exhibit 2 Indemnification Agreement, dated August 29, 2001, by and between ICG Holdings, Inc., Internet Capital Group, Inc., SCP Private Equity Partners II, L.P. and Breakaway Solutions, Inc.

Exhibit 3 Letter Agreement, dated August 29, 2001, by and between ICG Holdings, Inc., Internet Capital Group, Inc., SCP Private Equity Partners II, L.P. and Breakaway Solutions, Inc.